EXHIBIT 99.7

First Quarter Report, including unaudited interim financial statements and related management’s discussion and analysis, for the fiscal quarter ended June 30, 2005, together with certifications of such interim filings by the Chief Executive Officer and Chief Financial Officer

Making an Impact

AnorMED Inc.

1st Quarter Report

June 30, 2005

AnorMED is a biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.

01

Message from the President

05

Management's Discussion and Analysis

16

Consolidated Financial Statements

21

Notes to the Interim Consolidated Financial Statements

25

Corporate Information

Message from the President

During the first quarter of Fiscal 2006 we made steady progress in our Phase III program for AMD3100, a stem cell mobilizer and a potential new agent for cancer patients undergoing stem cell transplant. In addition, we initiated plans to start additional Phase I/II studies for AMD070 in HIV patients in the U.S. More recently we announced that Mark Levonyak joined AnorMED as the Vice President of Marketing.

2006 First Quarter Highlights

  Announced Mark Levonyak joined our senior management team as Vice President of Marketing

  Enrolled additional patients in Phase III program for AMD3100 in stem cell transplantation for a total of 53 non-Hodgkin's lymphoma (NHL) patients and 43 multiple myeloma (MM) patients as of August 2, 2005

  Presented Phase II clinical trial data demonstrating the utility of AMD3100 in allogeneic transplantation at the International Society for Cellular Therapy in Vancouver May 3-7, 2005

2006 Milestones

  Initiate additional Phase II clinical trials for AMD3100 in stem cell transplantation

  Report data from ongoing Phase II clinical trials with AMD3100 at the American Society of Hematology meeting, December 3-6, 2005 in New Orleans, Louisiana

  Initiate Phase I safety study of AMD3100 in cardiac patients

  Receive milestone payments from Shire contingent upon additional European approvals for FOSRENOL

  Report preliminary efﬁ cacy of AMD070 in HIV patients

  Select CCR5 HIV entry inhibitor candidate

Message from the President continued

Core Programs

Highlights

We are pleased to announce the addition of Mark Levonyak to our Senior Management team. Mark brings with him over 20 years of experience in pharmaceutical marketing, sales and product launches He was formerly Vice President of Marketing, Oncology & Hematology for Cell Therapeutics Inc. Prior to that, he spent 15 years in sales of oncology products with SmithKline Beecham Pharmaceuticals in the U.S. While there he launched the SmithKline Beecham commercial oncology team including sales, national accounts, reimbursement, and medical affairs programs in preparation for the launch of the oncology product Hycamtin.

Stem Cell Transplantation

Stem cell transplantation is a life saving medical procedure used to restore the immune system of patients who have had chemotherapy to treat hematologic cancers, such as multiple myeloma (MM) and non-Hodgkin's lymphoma (NHL), among others. The strongest predictor of success, measured by the rapid and durable recovery of a patient's immune system, is the number of stem cells available for transplantation.

AMD3100, a stem cell mobilizer, is a new drug candidate that has the potential to help more patients undergo a successful transplant. We have published Phase II clinical data on over 112 NHL and MM patients to date which shows AMD3100 increases the number of stem cells available for transplantation.

We have completed three Phase II studies and are recruiting patients for six Phase II trials, which include sites in the U.S., Germany and Canada. We plan to continue our Phase II program in order to evaluate the potential of AMD3100 in combination with different stem cell mobilization regimens including chemotherapy. Investigator sponsored studies are also ongoing to evaluate AMD3100 as a single agent in allogeneic transplantation. We expect to present new clinical data with AMD3100 at the American Society of Hematology meeting December 3-6, 2005.

The Phase III trials with AMD3100 are ongoing and will recruit a total of 600 cancer patients undergoing the autologous stem cell transplantation procedure. One study will enrol 300 NHL patients and the other study 300 MM patients. On December 2, 2004 we reached an agreement with the U.S. Food and Drug Administration (FDA) via the Special Protocol Assessment (SPA) process on the design of the Phase III trials and on January 25, 2005 we enrolled the first patient into these trials. Since that time we have recruited a total of 53 NHL patients and 43 MM patients. To date we have 26 sites recruiting for NHL and 24 sites recruiting for MM.  We anticipate recruitment rates will increase in the fall and are maintaining our goal to complete Phase III enrollment and three month follow up by the end of calendar year 2006.

We are also pleased to announce the tradename for AMD3100 is MOZOBIL. The FDA will re-review AMD3100 as part of the New Drug Application (NDA) submission to rule out any objections based upon approvals of other proprietary names between now and the NDA submission.

- 2 & 3 -

Message from the President continued

HIV Entry Inhibitor Program

During the past quarter we remained focused on discovery and development in this new class of HIV drugs. Patient recruitment into our Phase Ib/IIa study for AMD070, a CXCR4 HIV entry inhibitor, was initiated March 16, 2005. This study is being conducted at multiple centers in the U.S. by the U.S.  Adult AIDS Clinical Trials Group, which is supported by the National Institute of Allergy and Infectious Diseases at the National Institute of Health. This is a dose ranging study that will evaluate the ability of AMD070 to reduce CXCR4-using virus in HIV patients. We expect to initiate additional Phase IIa studies in HIV patients, as well as standard drug interaction studies in healthy volunteers, and we will complete three month preclinical safety testing.

We plan to report preliminary data from this study at the Conference on Retroviruses and Opportunistic Infections (CROI) meeting in February 2006. Also, our in-house research program continues to make progress in the identification of HIV entry inhibitors targeting the CCR5 receptor and in the selection of a lead for clinical development.

Early Stage Programs

On April 1, 2005 we ﬁled an IND to evaluate the potential of AMD3100 to repair damaged heart tissue in patients who have had heart attacks. We plan to initiate a clinical program in cardiac patients in Fiscal 2006. We also continue to explore additional applications of AMD3100 in oncology and look forward to updating you on the progress of these programs.

We look forward to reporting our progress in advancing our programs throughout the year.

[signed]

Michael J. Abrams, Ph.D.

President & CEO

Management's Discussion and Analysis

July 28, 2005 The following information should be read in conjunction with the unaudited interim consolidated ﬁnancial statements and their accompanying notes as at and for the three month period for Fiscal 2006 ended June 30, 2005 ("Q1-2006"), as well as the audited annual financial statements, their accompanying notes, and management's discussion and analysis for the year ended March 31, 2005 included in our Annual Report ("2005 Annual Report"). These ﬁnancial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All amounts following are expressed in Canadian dollars unless otherwise indicated. Additional information relating to AnorMED Inc., including our Annual Information Form is ﬁled on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com under the company name "AnorMED Inc.".

Overview

During our first fiscal quarter ended June 30, 2005, we continued to make progress in the development of AMD3100 as a potential new agent for stem cell transplant in cancer patients. We had two Phase III trials and six Phase II trials for AMD3100 in different cancer patient populations ongoing in the U.S., Canada and Europe during the quarter. We initiated another Phase II trial during this quarter and have submitted four more Phase II protocols for review with the U.S. Food and Drug Administration ("FDA"). Our AMD3100 Phase III trials, which are being run under the terms of a Special Protocol Assessment ("SPA") agreement with the FDA, are enrolling patients at a faster rate than in the previous quarter. We began recruitment of patients in January 2005 and are continuing to initiate new clinical trial sites for these trials. Start up costs for these new sites along with drug manufacturing costs have contributed to the majority of our increased cost in the quarter. We expect our clinical costs to increase substantially during the remainder of Fiscal 2006 as we continue to recruit patients for our Phase II and Phase III studies. Results from these trials will be reported at various scientific conferences throughout calendar 2005 and 2006. We are pleased to announce the tradename for AMD3100 is MOZOBIL. The FDA will re-review AMD3100 as part of the New Drug Application (NDA) submission to rule out any objections based upon approvals of other proprietary names between now and the NDA submission. We will use AMD3100 in future correspondence.

- 4 & 5 -

Management's Discussion and Analysis continued

Our Phase Ib/IIa study for AMD070, which we are conducting in collaboration with the U.S. Adult AIDS Clinical Trials Group ("ACTG"), continued during the first quarter of Fiscal 2006. The majority of costs associated with this clinical study, including regulatory costs, were paid by the ACTG. As a result, our costs for this program during Q1-2006 were primarily related to drug formulation and manufacturing. We expect the ACTG to continue to fund the Phase Ib/IIa study in Fiscal 2006.  We will be responsible for costs associated with drug supply, patient screening and some data analysis for this study. We have recently agreed upon some changes to the enrollment criteria and trial protocol with the FDA that we expect will improve the rate of patient recruitment in this trial. We also plan to initiate additional clinical, preclinical and drug interaction studies and expect to fund these initiatives ourselves.

We do not expect to generate sustained profitability unless and until additional product sales and royalty payments generate sufficient revenues to fund our continuing operations or we receive milestone payments that exceed expenses.

During Q1-2006, our operational activities were similar to the previous quarter ended March 31, 2005 ("Q4-2005"). We incorporated a U.K.-based subsidiary, AnorMED U.K. Limited, during the quarter. Currently, this wholly-owned subsidiary's sole purpose is to be our legal representative in the E.U. as is now required for carrying on clinical trials in the E.U. The operations of this subsidiary will be minimal since the conduct of our E.U. clinical trials will be the responsibility of AnorMED Inc.

Our financial condition and results of operations for Q1-2006 were consistent with management's expectations. In some instances the timing of certain expenditures were different than originally planned due primarily to the timing of clinical trials which are inherently difficult to predict due to the number of regulatory and contractual requirements necessary to initiate trials (see "Results of Operations").

There have been no material changes during Q1-2006 to the forward-looking information provided in the 2005 Annual Report.

Critical Accounting Policies

Our critical accounting policies are as disclosed in both the "Management's Discussion and Analysis" section and in the annual financial statements contained in our 2005 Annual Report.

Results of Operations

We recorded a net loss of $8,025,000 ($0.25 per common share) for the first fiscal quarter Q1-2006, compared to a net loss of $7,619,000 ($0.24 per common share) for the previous fiscal quarter, Q4-2005, and a net loss of $3,814,000 ($0.12 per common share) for the first quarter of fiscal year 2005 ("Q1-2005").

Revenue

We earned licensing revenue of $25,000 during Q1-2006 from our non-exclusive licensing agreement with Solulink for our HYNIC linker technology. During the same period last year we earned licensing revenue of $2.3 million primarily related to the upfront milestone payment from NeoRx under the license agreement for NX473 that was entered into in Q1-2005.

We expect that sources of revenue for the next two years will continue to be primarily interest income and payments under existing licensing and collaborative research agreements.  Licensing and collaborative research payments are conditional upon the sale of approved products and the achievement of certain milestones under these agreements.

Expenses

Research and Development

Our contract research expenditures of approximately $3.3 million in Q1-2006 were 23% higher than those incurred in the previous quarter and 115% higher than the same quarter last year primarily as a result of costs associated with the start up of additional clinical trial sites and increased patient recruitment in our AMD3100 Phase III clinical trials. A total of 600 patients will be enrolled into these two Phase III studies and the rate of recruitment in this clinical program will directly impact the level of expenditures. In addition, we are currently recruiting patients into six Phase II trials for AMD3100, including trials in Germany and Canada, and we plan to initiate four new Phase II trials by the end of calendar 2005. Consequently we expect our research and development expenses to increase over the next several quarters.

- 6 & 7 -

Management's Discussion and Analysis  continued

We began the manufacture of an additional batch of AMD070 drug substance, with the new salt formulation designed to improve stability, at a contract manufacturer during Q1-2006. This drug supply is to support future clinical trials and longer term toxicity studies that are planned for the rest of the year. This project will incur further manufacturing, analytical and stability costs during the remainder of Fiscal 2006.

Patent expenses incurred during Q1-2006 of approximately $132,000, which are included in research and development costs, were consistent with the prior quarter and the same quarter last year. We expect patent costs to increase for the rest of the fiscal year as two critical PCT applications will enter national stage filing where these applications will be ﬁled in selected countries.

The progress in our product development has required us to continue to increase our personnel. We have increased our research staff by fifteen over Q1-2005 for a total of 98 research and development staff as of June 30, 2005. In addition, stock-based compensation expense for research and development employees of $246,000 was recorded in this period versus $163,000 for the corresponding period last year. Stock-based compensation expense increased in the current quarter because it includes the costs associated with options that have been granted over the last nine quarters (versus only five quarters in Q1-2005) since the accounting policy was adopted effective April 1, 2003.  See the "Share Capital - Stock-based Compensation Expense" note in the accompanying unaudited interim consolidated financial statements for additional details relating to this expense.

General and Administrative

General and administrative expenses increased in Q1-2006 by 29% over those incurred in Q1-2005 and decreased by 15% over those incurred in Q4-2005. New personnel and contracted resources were employed to support AMD3100 precommercialization activities which contributed to the increase year over year. The timing of the specific consulting contracts and Company-sponsored medical education events impacted the level of expenditures quarter over quarter. We have a total of 27 general and administrative employees as of June 30, 2005 compared to 29 as of March 31, 2005. We expect that general and administrative expenses will increase during the remainder of Fiscal 2006 due to increased market research and consulting costs related to AMD3100 development and higher investor relations costs as we continue to increase U.S. and Canadian shareholder awareness of our programs and plans. General and administrative costs are expected to increase at a slower rate than our research and development expenses and we anticipate adding a modest number of additional employees in Fiscal 2006.

Stock-based compensation expense for general and administrative personnel was $82,000 for Q1-2006, compared to $55,000 for Q1-2005, increasing for the same reason described above for research and development personnel.

Amortization

Amortization expense decreased in Q1-2006 due to reduced capital expenditures over the last few years and the attainment of full depreciation of individual assets from within our pool of assets. However, we anticipate amortization expense to increase modestly over the remainder of the fiscal year due to capital purchases that were made late in Fiscal 2005 and this quarter related to equipment and leasehold improvements for our increased staff levels.

- 8 & 9 -

Management's Discussion and Analysis continued

Other Income (Expenses)

Interest income increased in Q1-2006 in comparison to Q1-2005 due to higher interest rates.

Due to the strengthening of the U.S. dollar versus the Canadian dollar in Q1-2006, we recognized a foreign exchange gain of $290,000. This compares to a gain of $146,000 in the fourth fiscal quarter of 2005 and no gain or loss in the comparable quarter last year. The Shire milestone payment of $18 million that we received in October 2004 was in U.S. dollars and we have invested these funds in U.S. dollar denominated investments.

In the first quarter of Fiscal 2005 we recorded a net loss of $639,000 on the investment in NeoRx Corporation common shares that were received originally as a partial payment for a licensing milestone. We have not recorded a change in Q1-2006 in the carrying value of the NeoRx shares that we hold other than the effect of the change in exchange rates. See the "Longterm Investment" note in the accompanying unaudited interim consolidated financial statements for further details.

Summary of Quarterly Results

The following table summarizes our unaudited quarterly statements of operations for the last eight quarters. This information should be read in conjunction with our audited financial statements for our fiscal years ended March 31, 2004 and 2005.

Quarterly Trends

Our spending patterns continue to reflect the progress of our core products AMD3100 and AMD070, and the retention and expansion of our workforce necessary to sustain that progress.  In the fiscal quarters starting April 1, 2003, we initiated and expanded our Phase II clinical trials with AMD3100 and manufactured drug substance and drug product to support its clinical program. In the quarter ended March 31, 2005 we initiated two Phase III trials for this drug candidate as well. We initiated a Phase I clinical trial for AMD070 in September 2003 and a Phase Ib/IIa clinical trial in March 2005. Throughout the quarters our research programs have focused on developing a CCR5 clinical candidate and developing backup CXCR4 inhibitors for HIV and, in the last few quarters, we have added the evaluation of CXCR4 inhibitors in cardiac tissue repair and oncology. In upcoming quarters we will continue to incur losses as we advance through the AMD3100 Phase III clinical studies and pursue other activities required to support ﬁling a New Drug Application with the FDA in the future and initiate the pre-commercialization activities for AMD3100. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

Additional information relating to AnorMED, including our Annual Information Form, is available on SEDAR at www.sedar.com under the company name "AnorMED Inc.".

(in thousands of Canadian dollars, except per share data)
	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005

Revenue	$-	$33	$1,955	$2,310	$11	$21,600	$347	$25
Net Income (Loss)	$(4,212)	$(4,409)	$(3,931)	$(3,814)	$(6,584)	$15,848	$(7,619)	$(8,025)
Income per share (loss)	$(0.16)	$(0.17)	$(0.12)	$(0.12)	$(0.21)	$0.50	$(0.24)	$(0.25)

- 10 & 11 -

Management's Discussion and Analysis continued

Liquidity and Capital Resources

As at June 30, 2005, we had a total cash position of $57,524,000 comprised of cash, cash equivalents and short-term investments. Cash equivalents and short-term investments include $55,686,000 invested in high-grade, liquid commercial, financial and government paper with maturity dates ranging up to one year and realizing an average interest rate this quarter of 2.69% compared to 2.54% for Q4-2005. Our working capital is approximately $54.4 million as at June 30, 2005, as compared to $62.1 million at March 31, 2005. The decrease in our working capital is primarily attributable to funds used in operations. The decrease in value of the Canadian dollar relative to the U.S. dollar this quarter has had a negative impact on our reported expenses as the majority of our research and development contracts are negotiated in U.S. dollars and will continue to be in the future. As at June 30, 2005, the majority of our cash and short term investments are denominated in Canadian dollars. The milestone payment from Shire that we received in October 2004 was denominated in U.S. dollars and we expect to use this cash to fund our U.S. denominated goods and services over the next several quarters which should reduce our exchange rate risk during this period of currency volatility. We anticipate that any additional revenues received in U.S. dollars will remain in that currency to further reduce exchange rate exposure. We currently do not engage in foreign exchange hedges.

Capital expenditures of $236,000 that we made during Q1-2006 were higher than our level of purchases during Q1-2005 of $122,000.  Additional lab equipment and an expansion of our telephone system to accommodate our growth in personnel comprised majority of the spending this quarter. As of June 30, 2005, no material commitments for capital expenditures have been made.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, have not signed any letters of credit and have not granted any performance bonds.

Related Party Transactions

We did not have any transactions with related parties during the year that are reportable under Canadian GAAP.

Outstanding Share Data

As at June 30, 2005, we had approximately 31.8 million issued and outstanding common shares. In addition, as at the same date, we had approximately 3.5 million stock options outstanding to purchase common shares at exercise prices ranging from $1.75 to $20.10. The maximum number of authorized common shares available for issuance under our stock option plan is 5,100,000 (Q1-2005 - 3,600,000). We believe that this number will be sufficient to support our option granting program for at least the next three years. See the "Share Capital" note in the accompanying unaudited interim consolidated financial statements for more details.

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Management's Discussion and Analysis  continued

Risks and uncertainties

Our cash on hand, together with expected interest income, supplemented by contractual payments on existing licensing agreements, is expected to be sufficient to fund our operations as previously described into Fiscal 2007. Our funding needs may, however, vary depending upon a number of factors including: progress in our research and development programs and the number and breadth of these programs; the costs associated with completing clinical trials and the regulatory process; collaborative license agreements with third parties, our ability to attract and retain corporate partners and their effectiveness in carrying out the development and commercialization of product candidates; the cost of licensing or acquiring additional products for development; competing technological and market developments; and the costs of enforcing and prosecuting patent claims and other intellectual property rights. In the future we will need to raise substantial additional funds to continue our research and development programs and to commence, or to continue, the preclinical studies and clinical trials necessary to obtain marketing approval. We continually evaluate opportunities to raise cash through new commercial partnerships and potential equity financings but we cannot assure you that we will be able to obtain additional financing upon acceptable terms.

Risks and uncertainties related to our financial performance and certain industry factors are discussed in detail in the "Management's Discussion and Analysis" section of our 2005 Annual Report and the "Risk Factors" section of our Annual Information Form ﬁled June 28, 2005 and remain substantially unchanged.

Forward-looking statements

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects," and similar expressions, constitute "forward-looking statements". Such forward-looking statements are predictions and they involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Risk factors and uncertainties which could cause actual results to differ from what is expressed or implied by our forward-looking statements are described in more detail in our Annual Information Form that is available on SEDAR at www.sedar.com under the company name "AnorMED Inc.". We encourage you to read those descriptions carefully. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report, unless an earlier date is indicated, and, except as required by law and the rules and regulations of the Canadian regulatory authorities, we disclaim any obligation to update or revise the statements.

- 14 & 15 -

Consolidated Balance Sheets			Consolidated Statements of Operations

(In thousands of Canadian dollars)	As at June 30 2005 (unaudited)	As at March 31 2005 (audited)	(In thousands of Canadian dollars, except per share amounts) (unaudited)
			For the three months ended June 30	2005	2004
Assets
Current assets			Revenue
Cash and cash equivalents	$ 41,954	$ 57,834	Licensing	$ 25	$ 2,310
Short-term investments	15,570	7,440
Accounts receivable	342	513	Expenses
Prepaid expenses	921	1,001	Research and development	6,813	4,260
	58,787	66,788	General and administrative	1,733	1,347
Security deposit	100	100	Amortization	208	225
Long-term investment (note 3)	296	292		8,754	5,832
Property and equipment, net	3,041	3,040	Other income (expense)
	$ 62,224	$ 70,220	Interest and other income	414	347
Liabilities and Shareholders' Equity			Foreign exchange gain	290	-
Current liabilities			Other expenses	-	(639)
Accounts payable and accrued liabilities (note 6)	$ 4,350	$ 4,709		704	(292)
			Net loss	$(8,025)	$ (3,814)
Shareholders' equity			Loss per common share (note 2)	$(0.25)	$ (0.12)
Share capital (note 4)			Diluted loss per common share	$(0.25)	$ (0.12)
Issued and outstanding:			See accompanying notes to the interim consolidated financial statements
Common shares - 31,845,692	153,844	153,786
(March 31, 2005 - 31,829,493)
Additional paid-in capital (note 4)	2,028	1,698
Accumulated deficit	(97,998)	(89,973)
	57,874	65,511
	$ 62,224	$ 70,220

See accompanying notes to the interim consolidated financial statements

On behalf of the Board,

[signed]	[signed]

Willem Wassenaar	Julia Levy
Director	Director

- 16 & 17 -

Consolidated Statement Of Changes in Shareholders' Equity

(In thousands of Canadian dollars, except per share amounts) (unaudited)

	Common Shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders' equity
Balance at March 31, 2005	31,829,493	$ 153,786	$ (89,973)	$ 1,698	$ 65,511
Issued for cash	14,800	51	-	-	51
Issued on exercise of options	1,399	7	-	(3)	4
Stock-based compensation	-	-	-	333	333
Net loss	-	-	(8,025)	-	(8,025)
Balance at June 30, 2005	31,845,692	$ 153,844	$ (97,998)	$ 2,028	$ 57,874

	Common Shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders' equity
Balance at March 31, 2004	31,740,148	$ 153,452	$ (87,804)	$ 401	$ 66,049
Issued for cash	450	3	-	-	3
Issued on exercise of options	15,800	66	-	(15)	51
Stock-based compensation	-	-	-	230	230
Net loss	-	-	(3,814)	-	(3,814)
Balance at June 30, 2004	31,756,398	$ 153,521	$ (91,618)	$ 616	$ 62,519

See accompanying notes to the interim
consolidated financial statements

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Consolidated Statements of Cash Flows
(In thousands of Canadian dollars) (unaudited) For the three months ended June 30	2005	2004
Cash provided by (used in): Operations:
Net loss	$ (8,025)	$ (3,814)
Items not involving cash:
Amortization	208	225
Loss on disposal of
property and equipment	11	3
Licensing revenue received in shares	-	(1,281)
Unrealized foreign exchange gain
on long-term investment	(4)	(21)
Loss on revaluation
of long-term investment	-	660
Compensatory stock options
(note 4)	333	230
Changes in non-cash operating working capital:
Accounts receivable	171	(36)
Prepaid expenses	80	17
Accounts payable
and accrued liabilities	(359)	(699)
	(7,585)	(4,716)
Investments:
Net purchase of
short-term investments	(8,130)	(2,399)
Proceeds on disposal
of property and equipment	16	-
Purchase of property and equipment	(236)	(122)
	(8,350)	(2,521)
Financing:
Issuance of shares,
net of share issue costs	55	54
Decrease in cash and cash equivalents	(15,880)	(7,183)
Cash and cash equivalents,
Beginning of the period	57,834	40,608
Cash and cash equivalents,
end of the period	$ 41,954	$ 33,425
See accompanying notes to the Interim consolidated financial statements

Notes to the Interim

Consolidated Financial Statements

(all amounts are expressed in Canadian dollars unless otherwise indicated)

Note 1.  Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information. The Company incorporated a wholly-owned subsidiary in the United Kingdom on June 3, 2005. These interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2005 Annual Report ﬁled with the appropriate Securities Commissions.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at June 30, 2005 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

Note 2.  Loss Per Common Share Data

Loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed in accordance with the treasury stock method assuming all common shares related to the exercise of all options that have a dilutive effect have been issued at the later of the beginning of the period or the date of issuance. Diluted loss per common share does not differ from loss per common share where the effect of common shares issuable upon the exercise of options would reduce the loss per common share.

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Notes to the Interim Consolidated Financial Statements continued

Note 3.  Long-term Investment

The Company's long-term investment represents a portfolio investment of 243,711 NeoRx Corporation common shares which is accounted for using the cost method. A quarterly review of the investment is made and management has assessed the market fluctuations to be a temporary decline. Therefore, no impairment charges were recorded for the quarter ending June 30, 2005 (2004 - $660,000).

As at June 30, 2005, the investment had a carrying value of $296,000 and a quoted market value of $181,000.

Note 4.  Share Capital

Incentive Stock Option Plan

At June 30, 2005, the Company had 3,496,963 stock options outstanding (of which 2,779,403 are exercisable) at a weighted average exercise price of $5.96 per common share and expiring at various dates from July 28, 2005 to June 9, 2014.

Details of the stock option transactions for the three months ended June 30, 2005 are summarized as follows:

	Number of stock options outstanding	Weighted average share price
Balance, March 31, 2005	3,261,163	$ 6.15
Options granted	265,800	3.99
Options exercised	(1,399)	2.68
Options cancelled	(28,601)	10.74
Balance, June 30, 2005	3,496,963	$ 5.96

Stock-based Compensation Expense

The Company recognized $5,000 (2004 - $12,000) in compensation expense for the quarter ended June 30, 2005, as a result of stock options awarded to non-employees in previous fiscal periods. The stock-based compensation expense was calculated using the fair value method and was recognized in the financial statements as research and development expense.

Compensation expense of $328,000 (2004 - $218,000) has also been recognized in the quarter ended June 30, 2005 for employee stock-based awards granted, modified, or settled since April 1, 2003, using the fair value method. The expense was recorded as personnel costs, in research and development expense $246,000 (2004 - $163,000) and in general and administrative expense $82,000 (2004 - $55,000), in the consolidated statements of operations.

The following pro forma financial information reflects the net loss per common share for stock-based awards granted subsequent to April 1, 2001 (the original adoption date of CICA Handbook Section 3870) through to March 31, 2003, had the Company recognized stock-based compensation using a fair value method:

(In thousands of Canadian dollars, except per share amounts)
For the three months ended June 30	2005	2004
Net loss - as reported	$ (8,025)	$ (3,814)
Net loss - pro forma	$ (8,032)	$ (3,940)
Loss per common share - as reported	$ (0.25)	$ (0.12)
Loss per common share - pro forma	$ (0.25)	$ (0.12)
The weighted average fair value per share of stock options granted during the period	$ 2.39	$ 6.38

The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

For the three months ended June 30	2005	2004
Expected life of the option in years	5.0	9.0
Volatility	69.16%	72.02%
Dividend yield	0.00%	0.00%
Risk-free interest rate	3.53%	4.59%

AnorMED's shareholders approved an amendment to the Incentive Stock Option Plan which changed the contractual life of future option grants to five years from the original ten years. This change was approved September 16, 2004, made retroactive to June 30, 2004, and is reflected in all of the weighted average assumptions listed above.

The pro forma amounts exclude the effect of stock options granted prior to April 1, 2001 and may not be representative of future amounts since the estimated fair value of stock options is amortized over their three year vesting period and additional options may be granted in future periods.

- 22 & 23 -

Notes to the Interim Consolidated Financial Statements

Note 4. Share Capital continued

Additional Paid-in Capital

During the quarter ended June 30, 2005, 1,399 options were exercised by employees. As all of these options were granted after April 1, 2003, $3,000 of additional paid in capital was reclassified to share capital.

Note 5.  Collaborative Agreements

The Company enters into collaborative agreements with academic and corporate research organizations in the normal course of business that provide resources and expertise which complement and advance the Company's research and development programs.

If all of the Company's contractual obligations were satisfied, including full patient recruitment in all current clinical trials, the total committed expenditures outstanding as at June 30, 2005 are approximately $11,500,000 (2004 - $2,035,000).

Note 6.  Supplementary Information

Accounts payable and accrued liabilities

	As at June 30 2005	As at March 31 2005
Trade accounts payable	$ 1,412	$ 1,506
Collaborative agreements	2,086	1,598
Employee-related accruals	690	1,394
Other	162	211
	$ 4,350	$ 4,709

Supplementary information of cash flows

For the three months ended June 30	2005	2004
Interest received	$ 440	$ 337

Note 7.  Comparative Figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

Company Contact Elisabeth Whiting, M.Sc. V.P. Corporate Development & Communication Kim Nelson, Ph.D. Manager, Investor Relations
Stock Listing The Company's common shares are traded on the Toronto Stock Exchange under the symbol AOM.

AnorMED

AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B.C. V2Y 1N5
Telephone: Facsimile: Email: Website:	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com

AnorMED

AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B.C. V2Y 1N5
Telephone: Facsimile: Email: Website:	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com

Good Chemistry

Form 52-109F2 - Certification of Interim Filings

I, Michael J. Abrams, Chief Executive Officer of AnorMED Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AnorMED Inc. (the "Issuer") for the interim period ended June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

August 12, 2005

"Michael J. Abrams"
Michael J. Abrams Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, William J. Adams, Chief Financial Officer of AnorMED Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AnorMED Inc. (the "Issuer") for the interim period ended June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

August 12, 2005

"W.J. Adams"
William J. Adams Chief Financial Officer